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                                                                  EXHIBIT 12(a)



                             D&N CAPITAL CORPORATION
                Computation of ratio of earnings to fixed charges


                    For the Three Months Ended March 31, 2000
                          (In thousands, except ratio)



           Net income                                                 $    948

           Fixed charges:
                   Advisory fees                                            31

           Total fixed charges                                              31

           Earnings before fixed charges                              $    979

           Fixed charges, as above                                    $     31

           Ratio of earnings to fixed charges                             31.6